UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

HAWKEYE SYSTEMS, INC.

(Name of Registrant)

Nevada	000-56332	83-0799093
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

7401 Carmel Executive Park Drive, Suite 315

Charlotte NC 28226

(Address of Principal Executive Offices)

(912) 253-0375

(Registrant’s Telephone Number)

Approximate Date of Mailing: April 21, 2026

HAWKEYE SYSTEMS, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

April 16, 2026

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF HAWKEYE SYSTEMS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this information statement (this “Information Statement”) carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Hawkeye Systems, Inc.

INTRODUCTION

This Information Statement is being mailed on or about April 21, 2026 to the holders of record at the close of business on April 16, 2026 of the shares of common stock, par value $0.0001 per share (“Common Stock”), of Hawkeye Systems, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected appointment of new members to the Board pursuant to the terms of an Investor Rights Agreement, dated April 1, 2026 (the “Investor Rights Agreement”), by and among the Company, Hawkeye HoldCo LLC (the “Investor”), and Steve Hall.

Pursuant to a Note Purchase Agreement dated April 1, 2026 (the “Purchase Agreement”) by and among the Company, the Investor and Mr. Hall, the Investor purchased a previously-issued Consolidated Promissory Note from Mr. Hall (the “Prior Note”), and the Company agreed to amend and restate the Prior Note (as amended and restated, the “Restated Note”) to, among other things, reflect a principal amount of $2,767,765, which represented the original principal amount of the Prior Note plus accrued interest through the date of amendment and restatement, and to provide that the Restated Note may be converted into Common Stock at an initial conversion price of $0.12 per share, subject to adjustment in certain circumstances, including dividends and distributions, stock splits, and future issuances of securities by the Company at a lower price per share. The Company, the Investor and Mr. Hall entered into the Investor Rights Agreement as a condition to closing under the Purchase Agreement.

Pursuant to the Investor Rights Agreement, we granted certain demand and piggyback registration rights to the Investor with respect to Common Stock that it holds or that is issuable upon the conversion or exercise of securities that it holds, including the Restated Note. The Investor Rights Agreement also requires that we increase the size of the Board from one member to five members and appoint four directors designated by the Investor to fill the resulting vacancies.

On March 31, 2026, the Board increased the Company’s authorized number of directors from one to five, creating four vacancies. The Board also approved the appointment of each of Martin Sumichrast, Sim Farar, Nathan Bradley Fleisher, and Ralph Olson (jointly the “14F Directors”) to become directors and fill the resulting vacancies, to be effective ten days after transmission of this Information Statement to all holders of record of our Common Stock (such date, the “Effective Date”).

Based on 10,806,772 shares of Common Stock outstanding on the date of this Information Statement, following the conversion of the Restated Note in full but assuming no conversion of the Preferred Stock, the Investor would own approximately 68% of the Company’s outstanding shares of Common Stock. There is no family relationship or other relationship between the Company and the Investor.

The foregoing descriptions of the terms and conditions of the Restated Note, the Purchase Agreement and Investor Rights Agreement are qualified in their entirety by reference to the full text of such documents, which are attached as exhibits 4.1, 10.1 and 10.2, respectively, to the Current Report on Form 8-K that was filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 6, 2026.

As a result of the foregoing, on the Effective Date, a majority of the Board is expected to consist of newly appointed directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF NEW DIRECTORS CONSTITUTING A MAJORITY OF THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current sole director of the Company is Corby Marshall. On March 31, 2026, the Board increased the Company’s authorized number of directors from one to five, creating four vacancies.

In accordance with the Investor Rights Agreement, four individuals, Martin Sumichrast, Sim Farar, Nathan Bradley Fleisher, and Ralph Olson are expected to fill the resulting vacancies as directors of the Company, such that a majority of the Board will be newly appointed directors. This change in the Board is expected to occur 10 days after transmission of this Information Statement to all holders of record of our Common Stock.

Except as described in the immediately succeeding paragraphs, none of the 14F Directors to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

On April 29, 2024, a final judgment was entered in the matter in Securities and Exchange Commission v. Martin Sumichrast, by the United States District Court for the Western District of North Carolina, Charlotte Division, pursuant to which Mr. Sumichrast, without admitting or denying the allegations against him, was permanently restrained and enjoined from violating Sections 206(2) and 206(3) of the Investment Advisers Act of 1940 by, if acting as an investment adviser with the meaning of Section 202(a)(11) of the Advisers Act by, if acting as an investment adviser within the meaning of Section 202(a)(11) of the Advisers Act, directly or indirectly, by use of the mails or instrumentality of interstate commerce: (a) engaging in transactions, practices or courses of business which operate as a fraud or deceit upon a client or prospective client, or (b) while acting as a principal for his own account, knowingly selling securities to, and/or purchasing securities from, a client without first disclosing to such client in writing before the completion of such transaction the capacity in which he is acting and obtaining the consent of the client to such transaction. In addition, Mr. Sumichrast agreed to pay total disgorgement of profits, prejudgment interest and penalties of $350,000.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

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VOTING SECURITIES

As of the date of this Information Statement, our authorized capitalization consisted of 400,000,000 shares of Common Stock, of which 10,806,772 shares were issued and outstanding, and 50,000,000 shares of preferred stock, of which 2,000 were designated as Series A Convertible Preferred Stock, 2,000 of which were issued and outstanding.

Holders of our shares of Common Stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our shares of Common Stock have no cumulative voting rights, including with respect to the appointment of directors.

On April 1, 2026, we filed a Certificate of Designation to our Articles of Incorporation with the Secretary of State for the State of Nevada (the “Certificate of Designation”), which established a series of preferred stock designated as the Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). Shares of Series A Preferred Stock are entitled to vote with holders of the Common Stock on all matters that such holders of Common Stock are entitled to vote upon, in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. Each share of Series A Preferred Stock entitles the holder to cast a number of votes per share equal to the number of shares of Common Stock into which the share of Series A Preferred Stock would have been converted, assuming that such conversion occurred on the record date for the applicable meeting or consent of stockholders.

This Information Statement is being provided pursuant to Rule 14f-1 solely for informational purposes. There will be no vote of the Company’s stockholders related to the matters disclosed herein.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock and Series A Preferred Stock as of April 16, 2026 based on information obtained from the persons named below, with respect to the beneficial ownership of our Common Stock and Series A Preferred Stock, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Common Stock and our Series A Preferred Stock;

•	each of our current named executive officers and directors;

•	all current named executive officers and directors as a group;

•	each individual that is expected to be a named executive officer or director immediately following the 10 day waiting period imposed by Rule 14f-1 (the “Waiting Period”); and

•	all individuals as a group that are expected to be named executive officers or directors immediately following the Waiting Period.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership on 10,806,772 shares of our Common Stock and 2,000 shares of our Series A Preferred Stock outstanding on April 16, 2026. We have deemed shares of our Common Stock issuable upon the conversion of any convertible security or the exercise of any stock option or warrant within 60 days of April 16, 2026 to be outstanding and to be beneficially owned by the person holding the option, warrant or convertible security for the purpose of computing the percentage ownership of Common Stock of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of Common Stock for any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Hawkeye Systems, Inc., 6605 Abercorn, Suite 204, Savannah, GA 31405. The information in the table below is based solely on a review of Schedules 13D and 13G as well as the Company’s knowledge of holdings with respect to its employees and directors and information provided by major investors.

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Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock	Number of shares of Series A Preferred Stock	Percentage of Series A Preferred Stock	Percentage of Total Voting Power**
Current Directors and Executive Officers:
Corby Marshall (1)	3,994,675	38.758%	–	–	3.70%
David Wachsman	–	–	–	–	–
Quinton Byron Hamlett	–	–	–	–	–
All Current Directors and Executive Officers as a Group (3 individuals)	3,994,675	38.758%	–	–	37.0%

Expected executive officers and directors upon expiration of the waiting period:
Martin Sumichrast (2)	23,064,633	69.115%	–	–	68.1%
Sim Farar	–	–	–	–	–
Ralph Olson	–	–	–	–	–
Nathan Bradley Fleisher	–	–	–	–	–
Corby Marshall (1)	3,994,675	38.758%	–	–	37.0%
David Wachsman	–	–	–	–	–
Quinton Byron Hamlett	–	–	–	–	–
All Expected Directors and Executive Officers as a Group (7 individuals)	27,059,308	81.085%	–	–	79.9%

Other 5% Holders
Steve Hall (3)	2,061,134	19.998%	2,000	100%	**%
Christopher Mulgrew (4)	1,772,375	17.196%	–	–	16.4%
Hawkeye HoldCo LLC (2)	23,064,633	69.115%	–	–	68.1%

*	Represents beneficial ownership of less than one percent.
**	Conversion of the shares of Series A Preferred Stock is estimated to result in the issuance of a number of shares of Common Stock equal to 7% of the fully diluted outstanding shares of Common Stock on the date of conversion, subject to the limitations, terms and conditions set forth in the Certificate of Designation.
(1)	Consists of (a) 3,994,675 shares of Common Stock held of record by Mr. Marshall.
(2)	Consists of 23,064,633 shares of Common Stock issuable to the Investor upon conversion of the Restated Note within 60 days of April 16, 2026. The business address of the Investor is 7401 Carmel Executive Park Drive, Suite 315, Charlotte, North Carolina 28226. Mr. Sumichrast serves as the manager of MCIMAC, LLC (“MCIMAC”), which in turn serves as the manager of the Investor. As a result, each of Mr. Sumichrast and MCIMAC may be deemed to possess voting and investment control over such securities. Mr. Sumichrast disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.
(3)	Consists of (a) 2,061,134 shares of Common Stock held of record by Mr. Hall and (b) a number of shares of Common Stock issuable to Mr. Hall upon conversion of the 2,000 shares of Series A Preferred Stock held by Mr. Hall. The shares of Series A Preferred Stock will convert into shares of Common Stock pursuant to the terms of the Certificate of Designation and the following formula: A = (B * 0.07) / C, where A represents the number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock; B is equal to the number of fully diluted shares of Common Stock outstanding immediately after giving effect to such conversion, subject to certain exceptions; and C is equal to the total aggregate number of shares of Series A Preferred Stock issued by the Company. The business address of Mr. Hall is 6605 Abercorn, Suite 204, Savannah, GA 31405.
(4)	Consists of (a) 1,772,375 shares of Common Stock held of record by Mr. Mulgrew. The business address of Mr. Mulgrew is 6605 Abercorn, Suite 204, Savannah, GA 31405.

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Change of Control

Pursuant to the Purchase Agreement, on April 1, 2026, the Investor purchased the Prior Note from Steve Hall and we agreed to amend and restate the Prior Note as the Restated Note to, among other things, reflect a principal amount of $2,767,765, which represented the original principal amount of the Prior Note plus accrued interest as of December 31, 2025, and to provide that the Restated Note may be converted into Common Stock at an initial conversion price of $0.12 per share, subject to adjustment in certain circumstances, including dividends and distributions, stock splits, and future issuances of securities by us at a lower price per share.

We, together with the Investor and Mr. Hall, entered into the Investor Rights Agreement as a condition to closing under the Purchase Agreement. Pursuant to the Investor Rights Agreement, we granted certain demand and piggyback registration rights to the Investor with respect to Common Stock that is issuable upon the conversion or exercise of the Restated Note that it holds. The Investor Rights Agreement also requires that we increase the size of our Board of Directors from one member to five members and appoint four directors designated by the Investor to fill the resulting vacancies. On March 31, 2026, the Board increased its authorized number of directors from one to five, creating four vacancies. The Board also approved the appointment of each of the 14F Directors to become directors and fill the resulting vacancies, to be effective on the Effective Date.

Based on 10,806,772 shares of Common Stock outstanding on the date of this Information Statement, following the conversion of the Restated Note in full, the Investor would own approximately 68% of our outstanding shares of Common Stock. Except for the transactions contemplated by the Purchase Agreement and the Investor Rights Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

MANAGEMENT AND CORPORATE GOVERNANCE

Executive Officers and Directors

The following sets forth information regarding (i) the Company’s current executive officers and sole director, and (ii) the 14F Directors. Except with respect to the Investor Rights Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.

Name	Age	Position(s) with the Company
Corby Marshall	57	Chairman
David Wachsman	43	President
Quinton Byron Hamlett	43	Chief Financial Officer
Martin Sumichrast	59	14F Director
Sim Farar	79	14F Director
Ralph Olson	68	14F Director
Nathan Bradley Fleisher	60	14F Director

No family relationships exist between any director, executive officer or 14F Director.

There are no material proceedings to which any director, executive officer or 14F Director, or any associate thereof, is a party adverse to our Company or has a material interest adverse to our Company.

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The experience of our current executive officer and director and the 14F Directors is as follows:

Current Executive Officers and Director

Corby Marshall has served as the founder and a director of Hawkeye Systems, Inc. since August 2019, and served as our Chief Executive Officer and President from August 2019 to April 2026. Before that, Mr. Marshall was the Chief Executive Officer of Hilltop Cybersecurity Inc. (CSE: CYBX) from 2017 to 2018. Previously, Mr. Marshall was Senior Vice President of Alliances and Partnerships for AppOrbit, where he developed and led the go-to-market programs for all consulting, reseller, and solution partners. He previously led sales, consulting, marketing, and operations for several companies, including Metastorm (OpenText), Mercator (IBM), Niku and LabCorp. Mr. Marshall has previously also served as a director for Revitalist Lifestyle and Wellness Ltd. (CSE: CALM) from August 2022 to September 2023. Mr. Marshall is an expert at developing new programs and leading through transformational change; skills he honed during his service as an Airborne-qualified, Field Artillery Officer in the United States Army. Mr. Marshall also speaks Portuguese. Mr. Marshall is a distinguished graduate of the U.S. Military Academy at West Point. Mr. Marshall’s military career included time in Kuwait, Somalia and various other deployment areas as a Field Artillery Officer specializing in 155mm self-propelled artillery units.

We believe Mr. Marshall is qualified to serve on the Board because of the perspective and experience he provides as our founder and former Chief Executive Officer, as well as his leadership, sales, and marketing experience. He has expertise in software, artificial intelligence, and cybersecurity.

David Wachsman has served as our President since April 2026. Mr. Wachsman has served as the Founder and Chief Executive Officer of Wachsman LLC since September 2015. As the Chief Executive Officer of Wachsman LLC, Mr. Wachsman provides strategic advisory, communications, events management, production, and corporate development services globally. Wachsman LLC focuses on public relations and strategic consulting related to finance, technology, and digital assets. Mr. Wachsman leads over 100 employees globally and has managed tens of millions of dollars in revenue over the last decade. From February 2013 to September 2015, Mr. Wachsman was an Executive Director at Ericho Communications. During his tenure, Mr. Wachsman managed Ericho Communications’ day-to-day operations.

Quinton Byron Hamlett has served as our Chief Financial Officer since April 2026. Mr. Hamlett is currently also serving as Chief Financial Officer of American Capital Partners, Inc. Since August 2021, Mr. Hamlett has also been the managing member of Q Byron Hamlett, MS, CPA, PLLC. Mr. Hamlett brings over 17 years of public accounting experience working with multi-national private and public companies. Mr. Hamlett began his career with Grant Thornton LLP, an international accounting firm and later joined Deloitte Tax, LLP. At Deloitte Tax, LLP, Mr. Hamlett was a Tax Senior Manager from December 2017 to July 2021. In his role with these firms, he served as a trusted tax advisor with extensive experience in tax compliance and consulting with a primary focus on Accounting for Income Taxes under ASC 740 and IAS 12. He has served as a tax specialist and subject matter expert for financial statement audits. Mr. Hamlett graduated with a Master of Science with a major in Accounting from The University of North Carolina at Greensboro in 2006, and he also holds a Bachelor of Science in Business Administration with a concentration in Accounting from Averett University. In 2016, Mr. Hamlett graduated from the American Institute of Certified Public Accountants Leadership Academy. Mr. Hamlett is a Certified Public Accountant licensed in North Carolina and Virginia and a Chartered Global Management Accountant. He is a member of the American Institute of Certified Public Accountants and the North Carolina Association of Certified Public Accountants.

14F Directors

Martin Sumichrast has served as the Co-Founder and Chief Executive Officer of American Capital Partners, Inc. since January 2025. Mr. Sumichrast has also served as the Manager of Sunshine Advisors, LLC, a private holding company from January 2023 to December 2024, and served as Manager of SFT1, LLC, a private investment company. Mr. Sumichrast has over 35 years of experience as an entrepreneur and strategic business advisor, having led and operated businesses across multiple industries and international markets. Previously, Mr. Sumichrast co-founded and served as Chairman, Chief Executive Officer, and President of cbdMD, Inc. (NYSE: YCBD) from April 2015 to June 2022. Under his leadership, cbdMD secured over $100 million in equity and debt financings, went public through an initial public offering (IPO) in November 2017, and completed the $135 million acquisition of the cbdMD brand in December 2018. During his tenure, cbdMD achieved a market capitalization of $400 million, was included in the Russell 3000 Index, generated over $250 million in aggregate sales, and employed over 200 individuals while serving more than one million customers. In addition, Mr. Sumichrast was the Co-founder, Chief Executive Officer, and a board member of Adara Acquisition Corp. from its inception through June 2022. Mr. Sumichrast led Adara’s $115 million IPO on the NYSE in February 2022. Adara successfully completed a $600 million acquisition of Alliance Entertainment in June 2023.

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From 2013 to 2023, Mr. Sumichrast was the Managing Member of Stone Street Capital, a private equity firm based in Charlotte, North Carolina. He successfully guided the firm through the resolution of financial challenges arising from external fraudulent activity and ensured the return of significant assets to investors. Mr. Sumichrast is co-authoring a book about this life experience entitled Getting Sheared with 13x New York Times Best Selling Author Don Yeager and award-winning investigative journalist Jason Cole. Earlier in his career, Mr. Sumichrast founded and served as Chairman and Chief Executive Officer of Global Capital Partners, Inc. (NASDAQ: GCAP) from 1993 to 2002. He led the firm’s expansion from a startup into a global investment bank with over 500 employees, 27 international offices, and billions in assets under management. Mr. Sumichrast has also served as a Trustee and Chairman of the Nominating and Governance Committees of the Barings Global Short Duration High Yield Fund, Inc. (NYSE: BGH) and the Barings Capital Funds Trust, Inc. from 2012 to 2022. Beyond his business endeavors, Mr. Sumichrast has co-authored two books, Opportunities in Financial Careers and The New Complete Book of Home Buying, published by Dow Jones Irving Books.

We believe Mr. Sumichrast is qualified to serve on the Board because of his public company experience as an executive and board member and his extensive background in finance and capital formation.

Sim Farar has been the managing member of JDF Investment Co, LLC, a privately held company specializing in corporate development, financing and merger transactions, since 1997. Mr. Farar served on the board of directors of cbdMD, Inc. (NYSE: YCBD) from 2021 to 2022 and previously served on the advisory boards of Verb Technology Company, Inc. (NASDAQ: VERB) and BioSig Technologies, Inc. (NASDAQ: BSGM). Since 2017, he has served on the U.S. Advisory Commission on Public Diplomacy (USACPD) and currently serves as its Chairman. In 2002, Los Angeles Mayor James Hahn appointed Mr. Farar to serve as a commissioner for the $12 billion Los Angeles Fire and Police Pension’s Trustee Fund. In 2001, he was appointed to the Woodrow Wilson Council, the private sector advisory board of the Woodrow Wilson International Center for Scholars in Washington, DC. In 1999, he was appointed by President Clinton and confirmed by the U.S. Senate to serve as the United States Representative to the 54th General Assembly at the United Nations in New York City.

We believe Mr. Farar is qualified to serve on the Board because of his experience in finance, mergers and acquisitions and his public company governance background.

Ralph Olson has served as the Co-Founder and President of American Capital Partners, Inc. since 2024. With over 35 years of experience in investment banking, structured finance, and strategic advisory, Mr. Olson has raised over $400 million for public and private companies. He has spearheaded financing and public market transitions for companies such as the House of Taylor, Inc. and China Fire & Safety, Inc., securing capital from institutional and private investors while managing broker-dealer relationships for secondary offerings. Mr. Olson is also the Chief Executive Officer of Ralph Olson LLC and has advised companies as a consultant since June 2017. Previously, Mr. Olson was the Senior Vice President at Global Capital Securities, Inc. from 1998 to 2002, where he led the firm’s expansion following a merger with Cohig & Associates, a Denver, Colorado based full-service investment banking and retail brokerage firm. During his tenure, he managed sales teams across 20 U.S. offices and 11 European locations, strengthening the firm’s position in investment banking. Prior to that, he served as Partner, Head of Sales, and Senior Vice President at Cohig & Associates from 1987 to 2002, where he played a key role in structuring and executing over $2 billion in public and private capital raises, including more than 80 public offerings. In addition to his extensive experience in finance and capital markets, Mr. Olson has served on multiple corporate boards, including Money Zone, Inc. from 1998 to 2002, and the Colorado Horse Park Board and served on its audit committee from 2009 to 2016.

We believe Mr. Olson is qualified to serve on the Board because of his experience in finance, public company governance as an executive and board member, and mergers and acquisitions.

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Nathan Bradley Fleisher has previously served as the President of Driver on Demand LLC, from 2021 to 2026, serving over 45 major metropolitan areas in the United States and bringing years of executive experience. Mr. Fleisher previously also served as Chief Revenue Officer and Chief Operating Officer at Driver on Demand LLC, from 2019 to 2021 and 2018 to 2019 respectively. Beyond his role as an executive, Mr. Fleisher holds a juris doctorate degree from the University of Florida and has worked as a practicing attorney, and served as in-house counsel at RedCap Technologies, a software provider in the automotive industry, from 2016 to 2018. In addition, Mr. Fleisher also served on multiple corporate boards, including Boys Town from 2023 to 2025 and Exit Planning Exchange from 2010 to 2013.

We believe Mr. Fleisher is qualified to serve on the Board because of his legal and executive experience. He has extensive experience in different executive roles, including those of being on other boards of directors.

Board of Directors Composition

The Board is authorized to consist of five members and currently has one member, with four vacancies. The number of directors is fixed by the Board, subject to the terms of our Articles of Incorporation and Bylaws. Our sole current director will continue to serve as a director until the election and qualification of his successor, or until his earlier resignation, retirement, death, or removal. During the fiscal year ended June 30, 2025 (“Fiscal Year 2025”), our Board of Directors did not hold any meetings and took action by written consent on one occasion.

Board of Directors Leadership Structure

Mr. Marshall serves as the Chairman of the Board. It is expected that Mr. Sumichrast will be appointed to serve as Chairman of the Board upon his appointment to the Board. When appointed to serve as Chairperson of the Board, Mr. Sumichrast will not be an officer. Following the appointment of Mr. Sumichrast, we expect and intend the positions of Chairman of our Board of Directors and President (or, if so appointed, a Chief Executive Officer) to continue to be held by two separate individuals in the future.

Board of Directors Committees

The Board currently has no standing committees. Instead, the entire Board provides the functions of Audit, Compensation and Nominating and Corporate Governance committees until such time as charters for these committees can be adopted and they can be populated by directors.

Risk Oversight

In its governance role, the Board is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the Company’s assets and business. The Board has oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to the Company.

Code of Ethics

The Board has adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Until recently, the Company has had a sole officer and director conducting all operations. We will provide a copy of our Code of Ethics to any person without charge, upon written request direct to Hawkeye Systems, Inc., 6605 Abercorn, Suite 204, Savannah, GA, Attention: President. In the event we have any amendments to or waivers from any provision of our Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting such information on our website.

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Process for Identifying and Evaluating Nominees for the Board of Directors

Director Qualifications

The Board has not formally established any specific, minimum qualifications that must be met by each candidate for the Board or specific qualities or skills that are necessary for one or more of the members of the Board to possess.

Identifying Nominees

The Board primarily identifies director candidates (other than those proposed by our stockholders, as discussed below) by soliciting ideas for possible candidates from a number of sources, including members of the Board, our executive officers and individuals personally known to the members of the Board.

Stockholder Candidates

The Board will consider candidates for nomination as a director submitted by stockholders. Although the Board does not have a separate policy that addresses the consideration of director candidates recommended by stockholders, the Board does not believe that such a separate policy is necessary because our Bylaws permit stockholders to nominate candidates. The Board will evaluate individuals recommended by stockholders for nomination as directors according to the process discussed above and in accordance with our Bylaws and the procedures described under “Stockholder Proposals and Nominations” below.

Review of Director Nominees

The Board will evaluate any candidates recommended by stockholders for nomination as directors according to the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by our directors, executive officers, third-party search firms or other sources. In evaluating proposed director candidates, the Board may consider, in addition to any minimum qualifications and other criteria for a directorship approved by the Board from time to time, all facts and circumstances that it deems appropriate or advisable, including, among other things, the proposed director candidate’s understanding of our business and industry on a technical level, his or her judgment and skills, his or her depth and breadth of professional experience or other background characteristics, his or her independence, his or her willingness to devote the time and effort necessary to be an effective Board member, and for the needs of the Board.

Stockholder Proposals and Nominations

Stockholder proposals intended to be included in the Company’s proxy statement relating to any annual meeting of stockholders must comply with SEC Rule 14a-8 which requires that the notice be received at the Company’s principal executive office not less than 120 calendar days before the one-year anniversary date of the Company’s proxy statement released to stockholders in connection with the previous year’s annual meeting or, if the date of the annual meeting has been changed by more than 30 days from the date of the preceding year’s meeting, then a reasonable time before we begin to print and send our proxy materials.

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In order for a stockholder to nominate a person for election as a director at an annual meeting of stockholders, the stockholder must provide written notice to Hawkeye Systems, Inc., 6605 Abercorn, Suite 204, Savannah, GA 31405, c/o Corporate Secretary, which notice must be received by our Corporate Secretary not earlier than 150 and not later than 90 days before the first anniversary of the annual meeting in the preceding year. The notice of a proposed director nomination must provide information and documentation as required in our Bylaws which, in general, require that the notice of a director nomination include the information about the nominee that would be required to be disclosed in the solicitation of proxies for the election of a director under federal securities laws; a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder; and a statement signed by the person that such person consents to being named as a nominee, and, if elected, the person intends to serve as a director on the Board. A copy of the Bylaw requirements will be provided upon request to the Corporate Secretary at the address above.

Effective September 1, 2022, Rule 14a-19 under the Exchange Act requires the use of a universal proxy card in contested director elections. Under this “universal proxy rule,” a stockholder intending to engage in a director election contest with respect to an annual meeting of stockholders must give the Company notice of its intent to solicit proxies by providing the name(s) of the stockholder’s nominee(s) and certain other information at least 60 calendar days prior to the anniversary of the previous year’s annual meeting date (except that, if the Company did not hold an annual meeting during the previous year, or if the date of the meeting has changed by more than 30 calendar days from the previous year, then notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made by the Company).

Stockholder Communications with the Board of Directors

Stockholders and other interested parties may make their concerns known confidentially to the Board or the independent directors by submitting a communication in an envelope addressed to the “Board of Directors,” or a specifically named director, in care of the Corporate Secretary. All such communications will be conveyed, as applicable, to the full Board or the specified director.

EXECUTIVE COMPENSATION

Our named executive officers for Fiscal Year 2025, who consist of our principal executive officer for Fiscal Year 2025 and a former officer who would have been one of our two most highly compensated executive officers other than our principal executive officer but for the fact that he was not serving as an executive officer at the end of Fiscal Year 2025, were:

•	Corby Marshall, our former Chief Executive Officer and President; and

•	Christopher Mulgrew, our former Chief Financial Officer.

As previously disclosed, Mr. Mulgrew resigned as our Chief Financial Officer and as a member of the Board effective on August 31, 2024. Mr. Marshall ceased serving as our President and Chief Executive Officer effective on April 1, 2026.

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Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for Fiscal Year 2025 and for the fiscal year ended June 30, 2024 (“Fiscal Year 2024”):

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Corby Marshall (3)	2025	–	–	–	–	1,500	1,500
Former President and Chief Executive Officer	2024	107,667	–	375,228	–	–	482,895
Christopher Mulgrew (4)	2025		–	–	–	32,500	32,500
Former Chief Financial Officer	2024	105,750	–	122,300	–	–	228,050

(1)	Mr. Mulgrew received $32,500 for his service rendered in Fiscal Year 2025 of which $29,000 was as a consultant to the Company, after his resignation in August 2024.
(2)	The amount reported in this column for each named executive officer represents the aggregate grant date fair value of the stock award made to such named executive officer, as calculated in accordance with FASB Accounting Standards Codification Topic 718, or ASC 718. The stock awards reported for Fiscal Year 2024 represent awards of 2,345,175 shares of Common Stock granted to Mr. Marshall and 764,375 shares of Common Stock granted to Mr. Mulgrew on January 23, 2024 as settlement of past due compensation.
(3)	Mr. Marshall ceased serving as our President and Chief Executive Officer effective on April 1, 2026. He received $1,500 for consulting services provided to the Company for the fiscal year ending June 30, 2025.
(4)	Mr. Mulgrew resigned as our Chief Financial Officer and as a member of the Board effective on August 31, 2024.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of June 30, 2025:

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Corby Marshall	5/23/2022	(1)	100,000	–	–	0.075	05/22/2027
Christopher Mulgrew	5/23/2022	(1)	5,000	–	–	0.050	05/22/2027

(1)	All of the options vested on the grant date.

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Narrative Disclosure Requirements for Summary Compensation Table

Employment Agreements

Corby Marshall

On June 11, 2020, we entered into an employment agreement with Mr. Marshall (the “Employment Agreement”). The term of the Employment Agreement was three years, which would automatically extend for successive three-year terms, unless either party gave written notice of termination 30 days prior to the end of the then-current term. Pursuant to the terms of the Employment Agreement, Mr. Marshall was entitled to receive a base salary of $250,000 per year. If we were unable to pay this amount in cash, Mr. Marshall could defer cash compensation and receive compensation in kind in shares of Common Stock. Mr. Marshall would be entitled to reimbursement for business expenses, and received a car allowance and health benefits from us. As part of his compensation, Mr. Marshall was entitled to receive a target bonus of up to 100% of his base salary, based on our and his individual performance. If Mr. Marshall’s employment was terminated by us without cause, he would have been entitled to receive severance benefits. The severance benefits included (i) the continuation of payment of his base salary in effect immediately prior to termination for no less than twelve months (the “Severance Benefit Period”); and (ii) the continuation of all employment benefits for the Severance Benefit Period. If Mr. Marshall was terminated without cause and in conjunction with a change in control, he would be entitled to receive change in control benefits, which included (i) continuation of payment of his base compensation for a period equal to twice the amount of the Severance Benefit Period (the “Change in Control Benefit Period”), and (ii) the continuation of his employment benefits for the Change in Control Benefit Period.

On December 1, 2023, we entered into a consulting agreement with Mr. Marshall to restructure the compensation received by Mr. Marshall from the Company (the “Marshall Consulting Agreement”). Pursuant to the terms of the Marshall Consulting Agreement, Mr. Marshall was entitled to receive $500.00 monthly for his services rendered to us starting from December 1, 2023, and thereafter.  Mr. Marshall received $1,500 for his service rendered during Fiscal Year 2025. On March 25, 2026, the Marshall Consulting Agreement was terminated.

On January 23, 2024, Mr. Marshall received a total of 2,345,175 restricted shares of Common Stock to settle $375,228.01 in past due compensation for services rendered prior to December 1, 2023.

On April 1, 2026, Mr. Marshall resigned as President and Chief Executive Officer.

Christopher Mulgrew (Resigned on August 31, 2024)

On January 15, 2021, we entered into a consulting agreement with Christopher Mulgrew, our former Chief Financial Officer, which was amended and restated on March 1st, 2021 (the “Restated Agreement”). Pursuant to the terms of the Restated Agreement, Mr. Mulgrew was entitled to a consultant fee of $195,000 per annum and options to acquire 500,000 shares of the Common Stock at an exercise price of $0.30 per share, with 20% of the options vesting immediately upon issuance of the option, and an additional 20% every three months thereafter. The agreement also included healthcare premiums and automobile allowance. On March 30, 2026, the Restated Agreement was terminated.

On December 1, 2023, we entered into a consulting agreement with Christopher Mulgrew, to restructure the compensation received by Mr. Mulgrew from us (the “New Mulgrew Consulting Agreement”). Pursuant to the terms of the New Mulgrew Consulting Agreement, Mr. Mulgrew was entitled to receive a monthly fee of $3,500.00 from us for services rendered to the Company starting from December 1, 2023, and thereafter.

On January 23, 2024, Mr. Mulgrew was issued a total of 764,375 restricted shares of Common Stock of the Corporation to settle $122,300 in past due compensation before December 1, 2023.

Mr. Mulgrew received 45,000 shares of stock option to restricted shares of Common Stock via a cashless exercise on July 15, 2024. In addition, Mr. Mulgrew received $32,500 for his service rendered in Fiscal Year 2025 of which $29,000 was as a consultant to the Company, after his resignation in August 2024.

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Retirement, Resignation or Termination Plans

We currently sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company.

Director Compensation

The persons who served as members of the Board, each of whom was also an executive officer, did not receive any cash, equity or other compensation in connection with their services as directors in Fiscal Year 2025 or Fiscal Year 2024, and we do not currently have any compensation policy with respect to our non-employee directors. We may reimburse our directors for expenses incurred in connection with attending board meetings.

Option Exercises and Stock Vested

During Fiscal Year 2025, we did not grant any options under the Option Plan, and 45,000 options were exercised.

In 2019, the Board adopted the 2019 Directors, Officers, Employees and Consultants Stock Option Plan (“Option Plan”) whereby we reserved for issuance of 2,500,000 shares of Common Stock and agreed that such shares shall, when issued and paid for in accordance with the provisions of the Option Plan, constitute validly issued, fully paid and non-assessable shares of Common Stock.

We have granted an aggregate total of 12,406,000 stock options issued to the directors and officers, of which 2,500,000 stock options were granted under the Option Plan, and 9,906,000 options were granted as non-statutory stock options outside of the Option Plan.

We consummated a 1-to-10 reverse stock split on February 9, 2023, and the options outstanding balance was reduced proportionally. As of the day of this Information Statement, there are 332,600 outstanding or exercisable options.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance of our Company. The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Board view the link between the Company’s performance and the pay of its its named executive officers (“NEOs”).

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The table below presents information on the compensation of our principal executive officer (“PEO”) and our other NEO in comparison to certain performance metrics for Fiscal Year 2025 and Fiscal Year 2024. The metrics are not those that the Board uses when setting executive compensation. The use of the term “compensation actually paid” (“CAP”) is required by the SEC’s rules. Per SEC rules, CAP was calculated by adjusting the Summary Compensation Table Total values for the applicable year as described in the footnotes to the table:

Year	Summary Compensation Table Total for PEO(1)(2)	Compensation Actually Paid to PEO(3)	Average Summary Compensation Table Total for non-PEO NEO(1)(2)	Average Compensation Actually Paid to non-PEO NEO(4)	Value of Initial Fixed $100 Investment Based on Total Shareholder Returns(5)	Company Net Income (Loss) for the Year(6)
2025	$1,500	$1,500	$32,500	$32,500	$143.68	$(523,327)
2024	$482,895	$107,667	$228,050	$105,750	$32.76	$(578,717)

(1)	In both 2025 and 2024, Corby Marshall, our former President and Chief Executive Officer, was the PEO and the remaining NEOs consisted of Christopher Mulgrew, former Chief Financial Officer.
(2)	Reported pay based on total compensation reported in the Summary Compensation Table. Reported pay for Fiscal Year 2024 includes the grant date fair value of stock awards calculated in accordance with ASC 718.
(3)

Represents the amount of CAP to the PEO, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the CAP:

	2025	2024
Summary Comp Table	$1,500	$482,895
Less: value of stock awards reported in summary compensation table	–	(375,228)
Plus: year-end fair value of outstanding and unvested equity awards granted in the year	–	–
Plus: year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	–	–
Plus: year-over-year change in fair value of equity awards granted in prior years that vested in the year	–	–
CAP to PEO	$1,500	$107,667

(4)

Represents the average amount of CAP to the sole non-PEO NEO, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the CAP:

	2025	2024
Summary Comp Table	$32,500	$228,050
Less: value of stock awards reported in summary compensation table	–	(122,300)
Plus: year-end fair value of outstanding and unvested equity awards granted in the year	–	–
Plus: year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	–	–
Plus: year-over-year change in fair value of equity awards granted in prior years that vested in the year CAP to Non-PEO NEO	$32,500	$105,750

(5)	Cumulative Total Shareholder Return (“TSR”) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period (of which the Company has never declared a dividend, assuming dividend reinvestment), and (ii) the difference between the Company’s share price at the end of each fiscal year shown and the beginning of the measurement period, and the beginning of the measurement period by (b) the Company’s share price at the beginning of the measurement period. The beginning of the measurement period is the share price invested two years ago for each year in the table.
(6)	Represents the amount of net income (loss) as reported in the Company’s audited financial statements for the fiscal years ended June 30, 2025 and 2024, respectively.

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In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table on CAP and each TSR and net loss. The CAP to our PEO and the average amount of CAP to our non-PEO NEO during the periods presented are negatively correlated.

As illustrated in the above table, for Fiscal Year 2025, the summary compensation table total for our PEO and summary compensation table for our non-PEO NEO were $1,500 and $32,500, respectively, which were also the amounts actually paid to our PEO and amounts actually paid to our non-PEO NEO based on CAP. During the two fiscal years ended June 30, 2025, the total shareholder return of our Common Stock was $143.68.

For Fiscal Year 2024, the summary compensation table total for our PEO and summary compensation table for our non-PEO NEO were $482,895 and $228,050, respectively, whereas the amounts actually paid to our PEO and amounts actually paid to our non-PEO NEO based on CAP were $107,667 and $105,750, respectively. During Fiscal Year 2024, the total shareholder return of our Common Stock was $32.76.

In Fiscal Year 2025, we reported a net loss of approximately $(523) thousand as compared to a net loss of approximately $(579) thousand in Fiscal Year 2024.

We generally do not utilize TSR and net loss in our executive compensation program.

Insider Trading Policy

The Company does not currently have an insider trading policy governing the purchase, sale, or other dispositions of the Company’s securities by directors, officers and employees.

Anti-Hedging Policy; Anti-Pledging Policy

The Company does not currently have an insider trading policy in place prohibiting transactions designed to limit or eliminate economic risks to our named executive officers from owning the Company’s common stock, such as transactions involving options, puts, calls, or other derivative securities tied to the Company’s common stock.

Clawback Policy

The Company does not currently have a clawback policy that provides for the recovery of all erroneously awarded compensation received by an executive officer in the event of an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, as required under Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act.

Equity Grant Timing Practices

Although we have not adopted a formal policy pertaining to the timing of stock option grants, it is our practice not to time the grant of equity awards, including stock options, in relation to the release of material non-public information that are likely to result in changes to the price of our Common Stock. Similarly, we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

While we do not grant stock options in anticipation of, or immediately following, the release of material nonpublic information about our Company, the SEC has adopted Item 402(x) of Regulation S-K, which requires companies to disclose certain information in the event stock options were granted within four business days before or one business day after the filing of a 10-Q or 10-K, or the filing or furnishing of an 8-K that discloses material nonpublic information. During Fiscal Year 2025, there were no stock option grants that require disclosure pursuant to Item 402(x).

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the section titled “Executive Compensation,” the following is a description of each transaction since July 1, 2023 or any currently proposed transaction in which:

•	we have been or are to be a party to;

•	the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

•	any of our current directors and executive officers, 14F Directors or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest

For information on our compensation arrangements, including employment, termination of employment and change in control arrangements, with our executive officers, please see the section captioned “Executive Compensation” in this Information Statement.

Debt Consolidation Agreement

On July 15, 2024, we entered into a Debt Consolidation Agreement with Steve Hall that was effective as of April 1, 2024, that consolidated our various historic loans received from Mr. Hall into the Prior Note with an original principal amount of $1,770,713.10 and extended the maturity date to December 31, 2025, with an annual interest rate of 12%. In addition, as consideration for the forbearance and extension from Mr. Hall, we formally assigned, through an Assignment and Assumption Agreement, the $1,753,247.34 that was due to us from CNTNR, a corporation which we had substantial dealings with during 2023 and 2024, to Mr. Hall directly.

Convertible Note Issuance

Pursuant to the Purchase Agreement, the Investor purchased the Prior Note from Mr. Hall, and we agreed to amend and restate the Prior Note (as amended and restated, the “Restated Note”) to, among other things, reflect a principal amount of $2,767,765, which represented the original principal amount of the Prior Note plus accrued interest through the date of amendment and restatement, and to provide that the Restated Note may be converted into Common Stock at an initial conversion price of $0.12 per share, subject to adjustment in certain circumstances, including dividends and distributions, stock splits, and future issuances of securities by us at a lower price per share. Mr. Sumichrast is manager of MCIMAC, LLC, which in turn serves as the manager of the Investor, and will have an interest in the Restated Note with a value of approximately $1,412,113.

Additionally, we, the Investor, and Mr. Hall entered into the Investor Rights Agreement as a condition to closing under the Purchase Agreement. Pursuant to the Investor Rights Agreement, we granted certain demand and piggyback registration rights to the Investor with respect to Common Stock that it holds or that is issuable upon the conversion or exercise of securities that it holds. The Investor Rights Agreement also requires that we increase the size of our Board of Directors from one member to five members and appoint four directors designated by the Investor to fill the resulting vacancies.

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Preferred Stock Issuance

On April 1, 2026, we entered into a Subscription Agreement with Mr. Hall (the “Subscription Agreement”). Pursuant to the Subscription Agreement, we issued 2,000 shares of Series A Preferred Stock to Mr. Hall in exchange for gross proceeds of $200,000. The shares of Series A Preferred Stock were issued in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and corresponding provisions of state securities or “blue sky” laws. Accordingly, the shares of Series A Preferred Stock have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Indemnification

Our Articles of Incorporation and Bylaws require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Nevada law.

Director Independence

Although our stock is not listed for trading on the Nasdaq Stock Market (“Nasdaq”) or any other national securities exchange at this time, we are required to determine the independence of our directors by reference to the rules of a national securities exchange or of a national securities association (such as Nasdaq). In accordance with these requirements, the Board has determined that its sole current director, Mr. Marshall, is not an “independent director,” as determined in accordance with Rule 5605(a)(2) of the Marketplace Rules of Nasdaq, due to his former role as our President and Chief Executive Officer. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The Board undertook a review of the independence of the 14F Directors and considered whether any 14F Director has or is expected to have a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each 14F Director concerning his background, employment and affiliations, including family relationships, the Board has determined that neither of Messrs. Fleisher and Farar have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these 14F Directors is “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1 under the Exchange Act. The Board determined that each of Messrs. Marshall, Sumichrast and Olson is not independent under Nasdaq’s independence standards.

In making these determinations, the Board considered the current and prior relationships that each 14F Director has with our Company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each 14F Director, and the transactions involving them described in this section.

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Delinquent Section 16 Reports

Section 16(a) of the Exchange Act, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC. These officers, directors and stockholders are required by SEC regulations to furnish us with copies of all reports that they file.

Based solely upon a review of copies of the reports furnished to us during Fiscal Year 2025 and thereafter, or any written representations received by us from directors, officers and beneficial owners of more than 10% of our Common Stock (“reporting persons”) that no other reports were required, we believe that all reporting persons filed on a timely basis all reports required by Section 16(a) of the Exchange Act during Fiscal Year 2025, except for (i) a Form 4 that Mr. Marshall was required to have filed with respect to 2,345,175 shares of Common Stock issued to Mr. Marshall for past due compensation on January 23, 2024, which was not reported by Mr. Marshall on a Form 4 or Form 5, (ii) the sale by Mr. Marshall of 20,000 shares of Common Stock on March 7, 2025 that was reported on April 7, 2026, (iii) the sale by Mr. Marshall of 20,000 shares of Common Stock on March 17, 2025 that was reported on April 7, 2026, (iv) the sale by Mr. Marshall of 10,000 shares of Common Stock on March 18, 2025 that was reported on April 7, 2026, (v) the sale by Mr. Marshall of 8,276 shares of Common Stock on June 25, 2025 that was reported on April 7, 2026, (vi) the acquisition by Mr. Marshall of 500,000 shares of Common Stock on October 1, 2025 that was reported on April 7, 2026, (vii) the sale by Mr. Mulgrew of 5,061 shares of Common Stock on April 6, 2025 that was not reported on a Form 4 or Form 5, (viii) the sale by Mr. Mulgrew of 40,000 shares of Common Stock on April 24, 2025 that was not reported on a Form 4 or Form 5, (ix) the sale by Mr. Mulgrew of 29,774 shares of Common Stock on May 12, 2025 that was not reported on a Form 4 or Form 5, (x) the sale by Mr. Mulgrew of 1,000 shares of Common Stock on May 21, 2025 that was not reported on a Form 4 or Form 5, (xi) the sale by Mr. Mulgrew of 104 shares of Common Stock on June 9, 2025 that was not reported on a Form 4 or Form 5, (xii) the sale by Mr. Mulgrew of 11,061 shares of Common Stock on June 11, 2025 that was not reported on a Form 4 or Form 5, (xiii) the acquisition by Mr. Mulgrew of 100,000 shares of Common Stock on October 1, 2025 that was not reported on a Form 4 or Form 5, and (xiv) the acquisition by Mr. Mulgrew of 500,000 shares of Common Stock on December 3, 2025 that was not reported on a Form 4 or Form 5.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKEYE SYSTEMS, INC.

Dated: April 16, 2026

By:	/s/ David Wachsman
David Wachsman
President

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